Filed by Baker Hughes Incorporated
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended
Subject Company: BJ Services Company
Commission File No: 001-10570

In connection with the proposed merger, Baker Hughes Incorporated (“Baker Hughes”) will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Baker Hughes and BJ Services Company (“BJ Services”) that also will constitute a prospectus of Baker Hughes regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF BAKER HUGHES AND BJ SERVICES ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING BAKER HUGHES, BJ SERVICES AND THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to security holders of Baker Hughes and BJ Services seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by Baker Hughes and BJ Services with the SEC at the SEC’s web site at www.sec.gov.
The joint proxy statement/prospectus and such other documents (relating to Baker Hughes) may also be obtained from Baker Hughes for free (when available) from Baker Hughes’ web site at www.bakerhughes.com/investor or by directing a request to: Baker Hughes Incorporated, 2929 Allen Parkway, Suite 2100, Houston, TX 77019, Attention: Corporate Secretary, or by phone at (713) 439-8600. The joint proxy statement/prospectus and such other documents (relating to BJ Services) may also be obtained from BJ Services for free (when available) from BJ Services’ web site at www.bjservices.com or by directing a request to: BJ Services Company, P.O. Box 4442, Houston, Texas 77210-4442, Attention: Investor Relations, or by phone at (713) 462-4239.
Baker Hughes, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Baker Hughes’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction will be contained in the joint proxy statement/prospectus when it is filed with the SEC.
BJ Services, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from BJ Services’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction will be contained in the joint proxy statement/prospectus when it is filed with the SEC.
Except for the historical information set forth in this document, the matters discussed in this document are forward-looking statements that involve certain assumptions and known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Baker Hughes and BJ Services, including expected future financial and operating results, anticipated accretion to Baker Hughes’ earnings per share arising from the transaction, the expected amount and timing of cost savings and operating synergies, whether and when the transactions contemplated by the merger agreement will be consummated, the new combined company’s plans, market and other expectations, objectives, intentions and other statements that are not historical facts.
The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals for the transaction and the approval of the merger agreement by the stockholders of both parties; the risk that the cost savings and any other synergies from the transaction may not be realized or take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; continuation or deterioration of current market conditions; future regulatory or legislative actions that could adversely affect the companies; and the business plans of the customers of the respective parties. Additional factors that may affect future results are contained in Baker Hughes’ and BJ Services’ filings with the SEC, which are available at the SEC’s web site http://www.sec.gov. Except as required by law, neither Baker Hughes nor BJ Services intends to update or revise statements contained in these materials based on new information, future events or otherwise.

Baker Hughes Incorporated
Interview Transcript

Interviewer:	Hello. I’m Dave Scallon, and I’m being joined today by Chad Deaton, who is the CEO of Baker Hughes Incorporated, as well as Bill Stewart, who is the CEO of BJ Services.

Gentlemen, thanks for being here today.

Mr. Deaton:	Our pleasure. Thank you.

Mr. Stewart:	Thank you.

Interviewer:	I want to begin by first congratulating you on the merger of the two companies. That’s going to be a great thing for—I know, everyone in the business, and I want to first ask you about how did this all happen? Where did it—kind of take me back and how the deal came together. Chad?

Mr. Deaton:	Well, I think, Bill and I have known each other for quite some time and obviously, when you look at Baker Hughes, we consistently—every year—do a strategic review for our board, look at the gaps that we may have in our portfolio mix something that we may feel that would add to it. We’ve been looking at the pressure pumping side of the business for quite some time. And, we’ve been talking off and on occasionally, and I think a couple of months ago, I think both of us just agreed it makes some sense to discuss this in more detail.

Interviewer:	And Bill, why don’t you kind of address what’s in it for BJ Services?

Mr. Stewart:	Well very similar to Chad we have annual reviews and long-term planning sessions amongst our management group and—most recently as we were going through that process some needs developed in the terms of implementing our strategy. Some of those needs have to do with a larger presence in the international marketplace, a broader portfolio of services, which we felt like were necessary in order to provide the earnings growth that would provide upward boost to our stock price. And it just so happens that you look at our needs and you look at the needs that Chad has talked about in terms of Baker Hughes, they fit together quite well.

Interviewer:	That’s exactly what I was going to say. Chad, I want you to talk about those needs and I want you to kind of describe to people maybe a little bit what—what is pressure pumping—and talk a little bit also about BJ Services’ other businesses and how they’ll fit into Baker Hughes.

Mr. Deaton:	Well, you know people hear the word pressure pumping in the Street and others automatically will go to hydraulic fracturing which is a significant part of pressure pumping but—and there are pressure pumpers out there especially in the U.S. that just focus on that specific part of the market—and we could have possibly filled our U.S. needs by looking and talking to one of them or acquiring that. But what the BJ franchise brings is something much bigger than that—under pressure pumping. It brings acidizing, which is, you know increasingly on carbonate reservoirs around the world is going to grow. It brings coil tubing to us where we do a lot in coil tubing drilling providing the bottom hole assemblies, and this is the kind of expertise that BJ

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has in equipment, but they bring a lot of coil tubing expertise in their people and engineering, etc. And then the big one is cementing. People forget about cementing or don’t really realize it, but every well that’s drilled has to have a bid on it and has to have a cement job. And so BJ’s got a great name in deepwater offshore cementing as does Baker Hughes for complementary products. So, when you look at it, again as Bill said it, it just fills a lot of our gaps and the other side of BJ—they have a nice business line—several business lines and things where we have some things going: completion tools, sand controls and screens, offshore pressure pumping. So again, I think those will complement our other product lines as well.

Interviewer:	And you talk about, you know, a lot of their services. Why is it important for—why is it important for Baker Hughes to get into pressure pumping and a lot of these other businesses?

Mr. Deaton:	Well, I need to take it back a little bit for the last three, four or five years and talk about our clients because it’s our client base that is changed significantly over these last five years. For as long as both of us have been in this business and longer, our traditional client was the IOC, the International Oil Company, or the big independents—usually, European or American. But in these last several years, as the national oil companies come to more power, as the price of oil has gone up, they’re looking at retaining a lot of that wealth to themselves and so they turn to the service companies, especially the bigger service companies, who can bring technical solutions to them. And so they start up with integrated projects or say “we need to have you bring more to the plate” and on any of these projects, pressure pumping, the cementing, the fracing, etc. is a key market, a key role. And so where we—where we’ve done past projects together and we’ve gone and used BJ for the cementing and fracing, and we bring our services. So we see that market continuing.

Interviewer:	And I know one of the main things that he talked about with those the shift of the different oil companies—is growth. And I want you to address, Bill, if you would about what is this going to mean for the growth of BJ Services?

Mr. Stewart:	Well, within Baker, BJ will be able to enhance its growth prospects because of the platform that it has in the international marketplace and because of the various marketing efforts it has around the world. You have more marketing people, and you have more contacts. That’s going to lead to greater business. It fills a great need that we have, so—and I think that complementary to that is what we provide at the table and the locations that we are and the marketing people that BJ has.

Interviewer:	It’s exciting. And I know people—one of the main groups of people that’s real excited about this were the employees of both your companies. What can employees of both BJ Services and Baker Hughes expect, Chad, and I think, you know, maybe one of the main questions they’d like to ask you—will there be any layoffs?

Mr. Deaton:	Well, I can’t guarantee there would be no layoffs anytime you have a merger such as this. What I can say is that these are two companies that don’t compete in very many areas. And where they do have some overlap, we’ll need people and equipment to handle those projects around the world. So, I think what our employees—both the BJ and the Baker Hughes employees can see is an increase in opportunity—increase potential of opportunity. Instead of having two or three or four product lines that they can kind of grow in and I think we’re up to 11 or 12 now—a global company in 95

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countries. So international opportunities will be there. And we’ve been through a tough time over these last several months and a lot of layoffs have taken place on both companies which had nothing to do with this merger. These were just downturn in activity. So we can’t sit here and predict that we’re at the bottom—but I think what we can say is that this allows us to at least to fight the bottom a little bit more and to grow and to win more—the easiest answer here is to win more business. And you win more business and that cuts back on any type of downturn or layoff.

Interviewer:	And just your perspective, Bill, from BJ Services about the employees perspective—or maybe.

Mr. Stewart:	I think it’s going to be a great opportunity for our employees. Not only will we internally have a great, greater growth opportunity, but they also will have opportunity to fill positions within Baker Hughes that may come available. So from a career perspective, it’s broadened significantly.

Interviewer:	And we’ve just spent a lot of time talking about growth, but times are still—and you touched on it, Chad—times are still pretty tough out there. What are both of these companies going to do to address this tough market?

Mr. Deaton:	Well, I think we’ve taken one major step already, you know, get to the point especially on the international markets where these large projects come about that we can compete at the top tier level. We can lay now more product lines out there than any service company—our two biggest competitors we have—we can lay things out there that they don’t have. So, I think that’s the first big step. I think both companies have taken some very good strides to try to get their overall costs down over these last few months to be able to compete. One of the best things about this merger is that we still have this surviving parent company here. The two of us have one of the best balance sheets even after a major acquisition of any of our competition. So we can weather a storm for quite some time.

Interviewer:	Let’s talk about the cultures a little bit. Corporate culture is a big thing right now. Chad, why don’t you start out? Have you given away any idea about the cultures and how those are going to interact with each other?

Mr. Deaton:	Well, I think the cultures are going to get along quite fine. I think they are similar—you know—BJ was part of Baker Hughes many, many years ago—and we’ve had a working relationship already on many projects around the world where we’ve won large integrated projects and our partner of choice for the cementing or stimulation or whatever has been BJ. So, already our field people know each other—and in many cases they’ve already worked well with each other. Again, we’ve had few areas of overlapping competition, so it’s not been like what we may fight out with couple of our other competitors. So I think there is good blood—there is a good relationship. One thing that we’ve seen and why we were attracted to BJ is when you make an acquisition and you operate in a lot of tough, hostile countries around the world—compliance and how you handle it is important. And we’ve continuously seen a good tone from the top at BJ. And we’ve seen good behavior the way they do business. And you can sense that when you’re out there and see that.

Interviewer:	And I imagine, Bill, you probably echo that. But just kind of give us a little more perspective from the BJ Services side.

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Mr. Stewart:	Well as Chad said, we used to be part of Baker Hughes and we’ve learned a lot when we were in that position. The cultures are very similar from a planning perspective, financial perspective, customer orientation, an environmental concern perspective. So I think it’s a very good fit from a culture perspective.

Interviewer:	And I know both you guys—both you guys have been working really hard on getting the T’s crossed and the I’s dotted and all the numbers to line up, but now, moving forward, kind of give us maybe your views on how you’re going to integrate the two companies.

Mr. Deaton:	Well, we’re just really into the discussion now on terms of what’s the right way to do this and we have some time. Obviously, as you’ve said, we’ve signed the papers last night, but we still have a couple three months of clearing government regulatory hurdles and during that time, Bill and his team continue to run BJ, we’ll continue to run Baker Hughes. But in the meantime, we’ll have ongoing discussions in terms of how the best to roll this and how the best to protect the people, the jobs, the culture, the client and the shareholder.

Interviewer:	Bill, just some final thoughts from you about the overall merger and your thoughts on it.

Mr. Stewart:	Well, I’ve said this many times—I’m excited. I think it’s great for both companies, for both stockholders and for the employees of both companies.

Interviewer:	And Chad, just some final thoughts?

Mr. Deaton:	Well, this is a little bit like déjà vu to me in some ways. You know, I started my career straight out of school in the pumping business. It was a different company than BJ or Baker Hughes, but I started on a cement truck to learn that as a young field engineer and then over to cementing and coil tubing and fracing and for the first 15 years of my career was fully involved in just the pressure pumping side of the business. So I’m excited to get out on my next frac job once this thing’s done and be able to get back to cement.

Interviewer:	Do you have a spot for him out there on one of the jobs?

Mr. Stewart:	We can go on a frac job before it all . . . .

<Laughter>

Mr. Deaton:	He just won’t let me touch anything—and wisely so.

Interviewer:	Bill, I just want to make sure we have one of our camera crews there for that, but I know a lot of people are real excited about this, and it’s going to be great for both companies. And, gentlemen—congratulations and thank you very much for your time.

Mr. Deaton:	Thank you, Dave—appreciate it.

Mr. Stewart:	Thank you.

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